Exhibit 99.4

[Letterhead of Dealer, Bank, Trust Company or Nominee]

March __, 2016

To our clients:

Enclosed are the prospectus supplement and other materials relating to a Rights Offering by Gilat Satellite Networks Ltd. (“Gilat”).  Please carefully review the prospectus supplement, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase additional ordinary shares only during a limited period.  You should also refer to the detailed Instructions as to Use of Subscription Rights Certificates, which is attached to this letter.  All exercises of the Rights are irrevocable.

The following is a summary of the terms of the Rights Offering:

☐
You will receive one non-transferable subscription right for every four ordinary shares you hold of record at the close of business on February 29, 2016.  Fractional subscription rights will be rounded down to the nearest whole number.

☐	You may purchase two ordinary shares, par value NIS 0.2 of Gilat for each whole subscription right you receive at a subscription price of $7.16.

☐
The Rights Offering will expire at 5:00 p.m., New York City Time (midnight, Israeli time), on March 21, 2016 (the “Expiration Date”).  If you do not exercise your subscription rights before that time, they will expire and will have no monetary value.

☐	You cannot revoke your exercise of your subscription rights at any time prior to the expiration of the Rights Offering.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF ORDINARY SHARES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME.  EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.  Accordingly, we request instructions as to whether you wish us to elect to subscribe for any ordinary shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed prospectus supplement and other materials.  We urge you to read the prospectus supplement and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering.  The Rights Offering will expire at 5:00 p.m., New York City Time (midnight, Israel time), on the Expiration Date, so you are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions.

If you wish to have us, on your behalf, exercise the subscription rights, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form attached to this letter.

With respect to any instructions to exercise (or not to exercise) subscription rights, the enclosed Beneficial Owner Election Form must be completed and returned such that it will be actually received by us by 5:00 p.m., New York City Time (midnight, Israel time), on March 21, 2016.

Please indicate whether you wish to receive a separate subscription rights certificate issued to you by checking the appropriate box.

☐   Yes     ☐   No

If you have any questions concerning the Rights Offering, please feel free to contact us at [                      ].

Very truly yours, [ ]